 SEC Form 4/A
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Beltz, Michael A. (Last) (First) (Middle) 17655 Waterview Parkway (Street) Dallas, TX 75252-012 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Alliance Data Systems Corporation ADS
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other
          Executive Vice President and President, Transaction Services Group
7. Individual or Joint/Group Filing (Check Applicable Line)

X   Form filed by One Reporting Person
      Form filed by More than One Reporting Person

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year January 23, 2003 5. If Amendment, Date of Original (Month/Day/Year) 01/23/2003
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common	01/22/2003		X |	11111 | A | $9.00	77457 (1)	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 1474 (9-02)

Beltz, Michael A. - January 23, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Employee Stock Option (right to buy)	$9.00	01/22/2003		X |	(D) 11,111	Varies (2) | 05/05/2007	Common - 11,111	$9.00	6,111	D
Employee Stock Option (right to buy)	$9.00					Varies (3) | 07/23/2008	Common - 38,888		38,888	D
Employee Stock Option (right to buy)	$9.90					Varies (4) | 11/30/2008	Common - 27,777		27,777	D
Employee Stock Option (right to buy)	$9.90					Varies (5) | 05/06/2009	Common - 22,222		22,222	D
Employee Stock Option (right to buy)	$15.00					Varies (6) | 08/31/2010	Common - 80,000		80,000	D
Employee Stock Option (right to buy)	$12.00					Varies (7) | 06/08/2011	Common - 38,048		38,048	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Attorney-in-Fact for __________________ ** Signature of Reporting Person Date Power of Attorney Page 2

Beltz, Michael A. - January 23, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Alliance Data Systems Corporation ADS

Form 4 - January 2003

Michael A. Beltz
17655 Waterview Parkway

Dallas, TX 75252-012
Explanation of responses:

(1)   Total beneficial ownership includes 21,000 unvested shares of common stock pursuant to a restricted stock grant.
(2)   This option is fully vested.

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